

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2013

<u>Via E-mail</u>
Mr. Arthur Chin
Chief Financial Officer
Norsat International, Inc.
110-4020 Viking Way
Richmond, British Columbia
Canada V6V 2L4

> RE: **Norsat International, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 000-12600**

Dear Mr. Chin:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2012</u>

<u>Item 15. Controls and Procedures, page 83</u>

1.   You disclose that your CEO and CFO determined that your internal control over financial reporting is effective *to meet the requirements of Rules 13a-15(f)* as at December 31, 2012. In future filings, consistent with Item 15(b)(3) of Form 20-F,

please include a statement by management, without any qualification, that indicates whether your internal control over financial reporting is effective or is not effective.

Exhibit 99.4

Consolidated Financial Statements

Note 3. Significant Accounting Policies

3.19 Revenue Recognition, page 20

2.   With respect to your revenue recognition criteria for the sale of hardware products, please explain how you considered the five revenue recognition criteria in IAS 18.14 in your revenue recognition policy. For your revenue recognition policy for services, please explain how you applied IAS 18.20.

3.20 Research and Development Costs, page 22

3.   With respect to your accounting for development costs, please discuss how you considered the criteria in IAS 38.57 (c), (d), (e) [with respect to using or selling the asset] and (f).

3.23 Income Taxes, page 22

 4   You disclose that to the extent that the company does not consider it probable that a future tax asset will be recovered, you provide a valuation allowance. Please explain how you applied IAS 12.56 which states that you should adjust the carrying amount of a deferred tax asset to the extent it is no longer probable that sufficient taxable profit will be available to allow the benefit to be utilized.

Note 19. Income Taxes

(b) Deferred Income Tax Assets and Liabilities, page 44

5   We note that you recognized a deferred tax asset of approximately $3 million in fiscal 2012. Please tell us the nature of the future income tax assets and the underlying causes for the recognition of this asset.

Note 20. Segmented Information, page 45

6   We note that you only present sales to external customers, gross profit, total assets related to operations, net property and equipment, and net intangible assets for your three segments. Please tell us how you considered the requirement in IFRS

8.23 to present a measure of profit or loss for each reportable segment. Please also discuss how you considered the other disclosures in IFRS 8.23.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant